Exhibit 99.1

OSISKO DEVELOPMENT ANNOUNCES CLOSING OF US$225.0 MILLION AGGREGATE PRINCIPAL AMOUNT OF 4.125% CONVERTIBLE SENIOR NOTES OFFERING

🞂	Opportunistic capital raise with net proceeds expected to be used for the development of the Cariboo Gold Project and general corporate purposes

🞂	A portion of net proceeds expected to be used to purchase cash-settled capped calls to offset potential economic dilution by effectively increasing the conversion premium

Montreal, Québec, May 26, 2026 – Osisko Development Corp. (NYSE: ODV, TSXV: ODV) ("Osisko Development" or the "Company") announced today it has closed its previously announced offering of US$225.0 million aggregate principal amount of 4.125% convertible senior notes due 2031 (the "Notes") in a private placement (the "Offering") to persons reasonably believed to be qualified institutional buyers pursuant to Rule 144A under U.S. Securities Act of 1933, as amended (the "Securities Act").

The Company estimates that the net proceeds from the Offering will be approximately US$215.9 million, after deducting commissions and estimated offering expenses, but before deducting the cost of the capped call transactions. The net proceeds from the Offering are intended to be used to pay for the cost of capped call transactions entered into with certain financial institutions in connection with the Offering, for the development of the Cariboo Gold Project and general corporate purposes.

In addition to the US$225.0 million aggregate principal of Notes issued under the Offering: (i) the Company granted the initial purchasers of the Notes an option to purchase (the "Initial Purchasers"), during a 13-day period beginning on, and including, May 26, 2026, up to an additional US$25.0 million aggregate principal amount of Notes (the "Initial Purchasers' Option") and (ii) Double Zero Capital, LP, an affiliate of the Company, has also agreed to purchase US$50.0 million aggregate principal amount of the Notes in a concurrent private placement (the "Private Placement") (the "Affiliate Notes"). There can be no assurance as to whether or when the Initial Purchasers' Option may be exercised. In connection with the offering of Notes, the Initial Purchasers purchased the Notes at a purchase price of 96.4% of the principal amount of the Notes. The Affiliates Notes will not be issued at any discount.

In connection with the Offering, certain of the Initial Purchasers will be issued broker warrants to acquire 1,279,536 Common Shares.

The initial conversion rate for the Notes is 272.1088 Common Shares per US$1,000 principal amount of Notes, which represents an initial conversion price of approximately US$3.68 per Common Share. The initial conversion price represents a premium of approximately 25.0% over the last reported sale price of US$2.94 per Common Share on the NYSE on May 20, 2026. Under certain circumstances, the conversion price may be adjusted. However, the rate will in no event be greater than 340.136 Common Shares per US$1,000 principal amount of Notes (subject to adjustment), which represents a conversion price of approximately US$2.94 per Common Share.

The Notes and the Company's Common Shares issuable upon conversion of the Notes, if any, have not been and will not be registered under the Securities Act, or any state securities laws, or qualified by way of a prospectus in any province or territory of Canada. As a result, neither the Notes nor any Common Shares issuable upon conversion of the Notes may be offered or sold in the United States except pursuant to an applicable exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable state securities laws, and may not be offered or sold to persons located or resident in Canada until December 23, 2026 except pursuant to an exemption from the prospectus requirements of applicable Canadian securities laws.

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This press release is neither an offer to sell nor a solicitation of an offer to buy any of the securities being offered in the Offering, nor shall it constitute an offer, solicitation or sale of any securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to the registration or qualification thereof under the securities laws of any such state or jurisdiction.

ABOUT OSISKO DEVELOPMENT CORP.

Osisko Development Corp. is a continental North American gold development company focused on past producing mining camps. The Company's objective is to become an intermediate gold producer through the development of its flagship, fully permitted, 100%-owned Cariboo Gold Project, located in central British Columbia, Canada. Its project pipeline includes the Tintic Project located in the historic East Tintic mining district in Utah, U.S.A., a brownfield property. Osisko Development is focused on developing long-life mining assets in mining-friendly jurisdictions while maintaining a disciplined approach to capital allocation, development risk management, and mineral inventory growth.

For further information, contact:

Sean Roosen	Philip Rabenok
Chairman and CEO	Vice President, Investor Relations
Email: sroosen@osiskodev.com	Email: prabenok@osiskodev.com
Tel: +1 (514) 940-0685	Tel: +1 (437) 423-3644

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This news release contains "forward-looking information" (within the meaning of applicable Canadian securities laws) and "forward-looking statements" (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, as amended) (collectively, "forward-looking statements"), including the anticipated use of proceeds from the Offering and the Private Placement; the potential exercise by the initial purchasers of the option to purchase additional Notes; the potential impact of any conversion of the Notes on dilution to the Common Shares and the market price of the Common Shares or the trading price of the Notes; and the ability to develop the Cariboo Gold Project. Such forward-looking statements are identified with words such as "may", "will", "would", "could", "anticipate", "believe", "expect", "plan", "intend", "potential", "estimate", "propose", "project", "outlook", "foresee", "objective", "strategy", variants of these words or the negative or comparable terminology, as well as terms usually used in the future and the conditional. Information contained in forward-looking statements is based upon certain material assumptions that were applied in drawing a conclusion or making a forecast or projection, including the assumptions, qualifications, limitations or statements pertaining to: whether or not the Initial Purchasers' Option is exercised, the closing of the Offering of Affiliate Notes, the ability to develop the Cariboo Gold Project and its status as being fully permitted; and the exploration potential and prospectivity (if any) of its properties. Such forward-looking statements are based on a number of risks, uncertainties and assumptions which may cause actual results or other expectations to differ materially from those anticipated and which may prove to be incorrect. These assumptions include, but are not limited to: the absence of further work stoppages or suspensions at the Cariboo Gold Project; favourable regulatory conditions and approvals; the ability to maintain adequate personnel and contractor levels; the absence of unforeseen ground conditions or other geological challenges; the availability of necessary equipment, supplies and infrastructure; and general economic and market conditions. Actual results could differ materially due to a number of factors, including, without limitation: risks related to the exploration, development and operation of the Cariboo Gold Project; health, safety and security incidents; regulatory delays or changes in regulatory framework and applicable laws; labour shortages or disputes; general economic and market conditions and business conditions in the mining industry; fluctuations in commodity and currency exchange rates; changes in regulatory framework and applicable laws, as well as those risks and factors disclosed in the Company's most recent annual information form, financial statements and management's discussion and analysis as well as other public filings on SEDAR+ (www.sedarplus.ca) and on EDGAR (www.sec.gov). Although the Company believes the expectations conveyed by the forward-looking statements are reasonable based on information available as of the date hereof, no assurances can be given as to future results, levels of activity and achievements. The Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise, except as required by law. Forward-looking statements are not guarantees of performance and there can be no assurance that these forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

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